Exhibit 21 .1
KEY ENERGY SERVICES, INC. — SUBSIDIARIES LIST
The following is a list of the significant subsidiaries of Key Energy Services, Inc. showing the place of incorporation or organization and the names under which each subsidiary does business. The names of certain subsidiaries are omitted as such subsidiaries, considered as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary/Doing Business As	State of Incorporation/Organization
Key Energy Services, LLC	Texas